  EXHIBIT 99.3

Intellipharmaceutics Announces Second Quarter 2019 Results

Toronto, Ontario July 10, 2019 – Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and six months ended May 31, 2019. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Corporate Developments

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On July 8, 2019, we announced that the Company has obtained an equity financing commitment of up to $10,000,000 from Silverback Capital Corporation, a private investment firm (“Silverback Capital”). During the 36-month term of the equity financing commitment, we may sell shares of our common stock to Silverback Capital up to the $10,000,000 total commitment at a 25% discount to the volume weighted average price of the Company’s common stock for the 5 trading days prior to the date the Company provides notice to Silverback Capital, or if the maximum discount rate allowed by the Company’s principal exchange is less than 25%, then the maximum discount rate allowed. The Company will determine, in its sole discretion, the timing and amount of any sales of its stock, subject to certain conditions. Upon notice by the Company, Silverback Capital is required to purchase the shares, subject to certain conditions, including, but not limited to, that there is an effective U.S. registration statement covering resale of the shares. There can be no assurance that the equity financing commitment from Silverback Capital can be completed as planned, or at all.

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On June 4, 2019, the Company presented at the 9th annual LD Micro Invitational. LD Micro was founded in 2006 with the sole purpose of being an independent resource in the microcap space and now hosts several events annually.

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On May 30, 2019, we announced that the Company’s pre-existing license to conduct activities with Cannabidiol (“CBD”) has been migrated by Health Canada to a Cannabis Drug License (“CDL”) under the Cannabis Regulations. Intellipharmaceutics’ new Cannabis Drug License allows the Company to continue to possess cannabis, produce a drug containing cannabis and sell a drug containing cannabis. The CDL is unique from other forms of cannabis licenses in Canada as, according to Health Canada, it is a requirement for any company that intends to produce and sell a prescription drug containing cannabis or cannabinoids. Only companies, such as Intellipharmaceutics, with a Health Canada issued Drug Establishment License are eligible to apply for a Cannabis Drug License. There can be no assurance that we will be able to develop cannabis-based products or that any cannabis-based product candidates we develop will ever be successfully commercialized or produce significant, or any, revenue for us.

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On May 29, 2019, the Company held its Annual Meeting of its shareholders at which the Company’s shareholders voted to ratify the reappointment of MNP LLP, Chartered Professional Accountants (“MNP”), as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration for MNP and voted to re-elect the following members of the Company’s Board of Directors: Dr. Isa Odidi, Dr. Amina Odidi, Bahadur Madhani, Kenneth Keirstead, Norman Betts and Shawn Graham.

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On May 10, 2019, we announced that the Company has received approval from the U.S. Food and Drug Administration ("FDA") for the Company's abbreviated new drug application ("ANDA") for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. The approved product is a generic equivalent of the branded product Pristiq®. Desvenlafaxine extended-release tablets are a serotonin and norepinephrine reuptake inhibitor ("SNRI") indicated for the treatment of major depressive disorder ("MDD"). There can be no assurance that the Company's desvenlafaxine extended-release 50 mg, and 100 mg tablets will be successfully commercialized and produce significant revenue for us.

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On April 24, 2019, an order was issued, setting the trial date for the Company's ongoing Purdue litigation case, case number 17-392 in the District of Delaware, with the trial is scheduled to begin on November 12, 2019 and a decision is expected by March 2, 2020. The 30-month stay date is now March 2, 2020. On April 4, 2019, the U.S. Federal Circuit Court of Appeals affirmed the invalidity of one Purdue Oxycontin formulation patent, subject to further appeal to the U.S. Supreme Court. The Company and its management intend to continue to vigorously defend against these claims and firmly believe that we do not infringe the subject patents.

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On April 12, 2019, we and Mallinckrodt LLC ("Mallinckrodt") mutually agreed to terminate our license and commercial supply agreement, effective no later than August 31, 2019. Under the terms of our mutual agreement, Mallinckrodt has been released from certain obligations under the license and commercial supply agreement as of April 12, 2019. The Company is in discussions with other parties who are interested in marketing and distributing our products which have been licensed under the agreement.

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On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “2019 Debenture”). On May 1, 2019, the 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the 2019 Debenture.

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In March 2019, we announced that we had resubmitted, and, that the FDA acknowledged receipt of our resubmission of the Oxycodone ER New Drug Application (“NDA”) filed on February 28, 2019. The FDA informed us that it considers the resubmission a complete response to the September 22, 2017, action letter it issued in respect of the NDA. The FDA also assigned a Prescription Drug User Fee Act (“PDUFA”) goal date of August 28, 2019. However, there can be no assurance that the Company will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company's requested abuse-deterrent label claims or that the FDA will meet its deadline for review and ultimately approve the NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized.

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In March 2019, the Nasdaq Hearings Panel (the “Nasdaq Panel”) determined to delist our shares from Nasdaq based upon our non-compliance with the $1.00 minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. Our shares began trading on the OTCQB, which is operated by OTC Markets Group Inc., commencing on March 21, 2019 under the symbol “IPCIF”. The Company is also listed on the Toronto Stock Exchange under the symbol “IPCI” and the Company's non-compliance with Nasdaq's bid price requirement does not impact the Company's listing or trading status on that exchange.

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On February 21, 2019, we and our CEO, Dr. Isa Odidi (the “Defendants”), were served with a Statement of Claim filed in the Superior Court of Justice of Ontario (the “Court”) for a proposed class action under the Ontario Class Proceedings Act (the “Action”). The Action was brought by Victor Romita, the proposed representative plaintiff (the “Plaintiff”), on behalf of a class of Canadian persons (the “Class”) who traded shares of the Company during the period from February 29, 2016 to July 26, 2017 (the “Period”). The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserts that the Defendants knowingly or negligently made certain public statements during the Period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The Plaintiff alleges that he and the Class suffered loss and damages as a result of their trading in the Company’s shares during the Period. The Plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. On February 26, 2019, the Plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the Period (the “Motion”). On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. No date has been set for the hearing of the certification application. The Defendants intend to vigorously defend the action and have filed a Notice of Intent to Defend.

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In January 2019, we announced that we had commenced a research and development (“R&D”) program of pharmaceutical cannabidiol (“CBD”) based products. As part of this R&D program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry, and identified a potential supplier of CBD. We hold a Health Canada Drug Establishment License (or “DEL”) and a dealer's license under the Narcotics Control Regulations (“NCR”). Under the NCR license, we are currently authorized to possess, produce, sell and deliver drug products containing various controlled substances, including CBD, in Canada. We also have a CDL from Health Canada.

Results of Operations

The Company recorded net loss for the three months ended May 31, 2019 of approximately $2.1 million or $0.10 per common share, compared with a net loss of approximately $2.9 million or $0.07 per common share for the three months ended May 31, 2018. In the three months ended May 31, 2019, the lower net loss is attributed to the lower licensing revenues from commercial sales of generic Focalin XR® and to a lesser extent, sales of generic Seroquel XR® shipped to Mallinckrodt, combined with increased administrative expense related to professional and legal fees and to the change in contract term with Mallinckrodt which expires August 31, 2019 compared to the original ten year term. In the three months ended May 31, 2018, the net loss was attributed to lower licensing revenues from commercial sales of generic Focalin XR®, combined with increased R&D expenses.

The Company recorded revenues of approximately $1.2 million for the three months ended May 31, 2019 versus approximately $0.6 million for the three months ended May 31, 2018. Such revenues consisted primarily of licensing revenues from commercial sales of the 15, 25, 30 and 35 mg strengths of our generic Focalin XR® under the Par Pharmaceutical Inc. agreement, as amended. The higher increased revenue for the three months ended May 31, 2019 is primarily due to the change in contract term with Mallinckrodt which expires August 31, 2019 compared to the original ten year term. Beginning in early 2018, we began to see a significant impact from aggressive pricing by competitors, resulting in a marked increase in gross-to-net deductions such as wholesaler rebates, chargebacks and pricing adjustments. While the gross-to-net deductions fluctuate on a quarter over quarter basis, profit share payments for the last quarter has been consistent over the same period in 2018.Revenues from generic Seroquel XR® are still well below levels expected at the launch of the product in 2017, primarily due to the Company’s commercial partner entering the market later than planned. Management is continuing to evaluate strategic options to improve returns from this product, however there can be no assurance that this can be completed as planned.

Expenditures for R&D for the three months ended May 31, 2019 were lower by approximately $0.5 million compared to the three months ended May 31, 2018. The decrease is primarily due to significantly lower biostudies and patent litigation expenses partially offset by higher third party consulting fees and options expenses.

Selling, general and administrative expenses were approximately $1.5 million for the three months ended May 31, 2019 in comparison to approximately $1.0 million for the three months ended May 31, 2018. The increase is due to higher expenses related to administrative costs, partially offset by a decrease in wages and marketing cost.

The Company had cash of approximately $1.0 million as at May 31, 2019 compared to approximately $2.8 million as at February 28, 2019. The decrease in cash was mainly due to the cash payments used in operating activities and cash inflow provided by financing activities is offset by cash flow used in investing activities. In fiscal 2019, there is lower cash receipt relating to commercial sales by Mallinckrodt.

As of May 31, 2019, our cash balance was approximately $1.0 million. We currently expect to satisfy our operating cash requirements into the third quarter of 2019 from cash on hand and quarterly profit share payments. The Company will need to obtain additional funding as we further the development of our product candidates. Potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, equity and/or debt financings and/or new strategic partnership agreements which fund some or all costs of product development. We intend to utilize the capital markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all.

There can be no assurance that we will enter into new license and commercial supply agreement for the marketing and distribution of products which have been licensed under the Mallinckrodt agreement, that our products will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of our requested abuse-deterrent label claims or that the FDA will meet its deadline for review and ultimately approve the NDA for the sale of our Oxycodone ER product candidate in the U.S. market, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or Abbreviated New Drug Submissions (“ANDSs”) with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, that any of our products or product candidates will receive regulatory approval for sale in other jurisdictions, or that any of our products will ever be successfully commercialized and produce significant revenue for us. Moreover, there can be no assurance that any of our provisional patent applications will successfully mature into patents, or that any cannabidiol-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s Oxycodone ER based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations , plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties arising from the delisting of our shares from Nasdaq and our ability to comply with OTCQB and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals” ,“set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, , the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing and distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on sales volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recent changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the risk that the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references (i) to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries and (ii) in this document to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split which became effective on each of Nasdaq and TSX at the open of market on September 14, 2018. The common shares of the Company are currently traded on the OTCQB and the TSX.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of our actual operating results.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three and six months ended May 31, 2019 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at May 31, 2019 and November 30, 2018
(Stated in U.S. dollars)
	May 31,	November 30,
	2019	2018
	$	$
Assets
Current
Cash	1,030,179	6,641,877
Accounts receivable, net	294,824	239,063
Investment tax credits	1,088,849	998,849
Prepaid expenses, sundry and other assets	417,393	586,794
Inventory	219,928	251,651
	3,051,173	8,718,234

Property and equipment, net	2,516,464	2,755,993
	5,567,637	11,474,227

Liabilities
Current
Accounts payable	2,427,969	2,643,437
Accrued liabilities	932,017	353,147
Employee costs payable	236,078	222,478
Convertible debenture	1,506,555	1,790,358
Deferred revenue	1,469,716	300,000
	6,572,335	5,309,420

Deferred revenue	-	2,062,500
	6,572,335	7,371,920

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
22,075,577 common shares	45,335,610	44,327,952
(November 30, 2018 - 18,252,243)
Additional paid-in capital	44,293,457	45,110,873
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(90,918,186)	(85,620,939)
	(1,004,698)	4,102,307

	5,567,637	11,474,227
Contingencies

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
For the three and six months ended May 31, 2019 and 2018
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2019	May 31, 2018	May 31, 2019	May 31, 2018
	$	$	$	$
Revenue
Licensing	399,696	489,995	664,247	742,267
Up-front fees	814,824	86,972	893,809	169,218
	1,214,520	576,967	1,558,056	911,485

Cost of goods sold
Cost of goods sold	-	65,874	33,068	65,874

Gross Margin	1,214,520	511,093	1,524,988	845,611

Expenses
Research and development	1,655,039	2,195,200	3,787,300	4,459,328
Selling, general and administrative	1,476,013	967,849	2,683,256	1,981,319
Depreciation	126,776	153,844	252,060	302,026
	3,257,828	3,316,893	6,722,616	6,742,673

Loss from operations	(2,043,308)	(2,805,800)	(5,197,628)	(5,897,062)
Net foreign exchange gain	24,961	7,675	13,629	7,700
Interest income	843	7	854	14
Interest expense	(55,294)	(61,158)	(114,102)	(119,516)
Net loss and comprehensive loss	(2,072,798)	(2,859,276)	(5,297,247)	(6,008,864)

Loss per common share, basic and diluted	(0.10)	(0.07)	(0.26)	(0.16)

Weighted average number of common
shares outstanding, basic and diluted	21,037,532	41,838,574	20,047,972	38,310,742

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
For the three and six months ended May 31, 2019 and 2018
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2019	May 31, 2018	May 31, 2019	May 31, 2018
	$	$	$	$

Net loss	(2,072,798)	(2,859,276)	(5,297,247)	(6,008,864)
Items not affecting cash
Depreciation	125,895	153,844	252,060	302,026
Stock-based compensation	160,016	63,118	162,289	94,806
Deferred share units	-	-	-	7,565
Accreted interest	8,260	16,169	16,197	32,141
Unrealized foreign exchange loss (gain)	885	(9,600)	883	3,517

Change in non-cash operating assets & liabilities
Accounts receivable	(79,846)	(326,492)	(55,761)	243,721
Investment tax credits	(45,000)	(44,999)	(90,000)	(90,001)
Inventory	-	25,330	31,723	(69,851)
Prepaid expenses, sundry and other assets	201,083	(58,628)	169,401	(233,368)
Accounts payable, accrued liabilities and employee costs payable	735,923	(429,822)	377,002	734,942
Deferred revenue	(817,784)	(75,000)	(892,784)	(150,000)
Cash flows used in operating activities	(1,783,366)	(3,545,356)	(5,326,237)	(5,133,366)

Financing activities
Repayment of 2013 Debenture	-	-	(300,000)	-
Proceeds from issuance of shares on exercise of 2018 Pre-Funded Warrants	1,500	-	27,953	-
Proceed from issuance of shares and warrants	-	5,300,000	-	5,300,000
Offering costs	-	(618,689)	-	(618,689)
Cash flows provided from financing activities	1,500	4,681,311	(272,047)	4,681,311

Investing activity
Purchase of property and equipment	(9,624)	(45,507)	(13,414)	(84,332)
Cash flows used in investing activities	(9,624)	(45,507)	(13,414)	(84,332)

Increase (decrease) in cash	(1,791,490)	1,090,448	(5,611,698)	(536,387)
Cash, beginning of period	2,821,669	270,226	6,641,877	1,897,061
Cash, end of period	1,030,179	1,360,674	1,030,179	1,360,674

Supplemental cash flow information
Interest paid	44,331	13,750	90,754	81,610
Taxes paid	-	-	-	-

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Greg Powell
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com